Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss

January - December 2023

	TOTAL
Income	
Bircus on Pike Income	136,200.24
Contributions / Grants	100.00
Discounts & Comps	-15,462.65
Entertainment Income	8,330.78
Event & Matinee Show Income	66,389.52
Ky Sales Tax	6,147.69
Returns	-2,206.27
Sales of Product Income	221.00
Retail Sales	
Beverages (Soda/Water)	8,836.50
Canned Beer on Premises	9,941.50
Food	149,690.74
Retail Merchandise Sales	7,154.00
Tap Room (Bircus Beer) Sales	192,351.10
Wine & Spirits	41,246.50
Total Retail Sales	**409,220.34**
Wholesale Sales	
Offsite Bircus Beer Sales	3.50
Sales to Distributors	1,568.00
Keg Deposits to Customers/Distributors	120.00
Total Sales to Distributors	**1,688.00**
Total Wholesale Sales	**1,691.50**
Total Sales of Product Income	**411,132.84**
Square Income	121,157.14
Theatre Space and Booth Rental	28,638.27
Total Income	**$760,427.56**
Cost of Goods Sold	
Cost of Goods Sold	453.20
Other Costs of Services - COS	545.00
Music	49,320.50
Performers	29,288.93
Salaries and Wages	153,225.84
Total Other Costs of Services - COS	**232,380.27**
Retail Cost of Goods Sold	1,274.04
Beverage Expense - COGS	989.88
Cider - COGS	6,145.40
Food - COGS	72,168.48
Merchandise - COGS	2,232.17
Wine & Spirits - COGS	13,647.87
Total Retail Cost of Goods Sold	**96,457.84**
Wholesale Cost of Goods Sold - Materials	2,730.50
Brewery Production /Supplies & Materials - COGS	38,329.56

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss

January - December 2023

	TOTAL
Canned & Bottled Beer - COGS	4,711.20
Taproom Transfer	351.00
Total Wholesale Cost of Goods Sold - Materials	**46,122.26**
Total Cost of Goods Sold	**$375,413.57**
GROSS PROFIT	**$385,013.99**
Expenses	
100% Business Meals	1,619.21
Advertising & Marketing	17,911.36
Bank Chg, Fees, Penalty & Fines	9,270.32
Beer Garden Expenses	4,398.12
Bircus on Pike Expenses	
License & Taxes	7,545.00
Office Supplies	1,355.75
Rent or Lease of Buildings	42,978.00
Repair & Maintenance	1,799.75
Supplies & Equipment	1,141.00
Total Bircus on Pike Expenses	**54,819.50**
Donations	3,176.50
Dues / Subsciptions / Memberships	5,361.20
Employee Benefit Expense	29.10
Insurance	6,768.13
Building Insurance	10,907.74
Gen Liability Ins.	3,061.75
Total Insurance	**20,737.62**
Interest Paid	28,754.42
Kitchen Equipment / Supplies	1,191.22
Legal & Professional Services	78,333.79
Non Employee Compensation	1,290.20
Office Supplies & Software	4,720.83
Payroll Expenses	73,330.90
Employer Payroll Taxes	20,261.22
Guaranteed Payment to Partner / P Miller	350.00
Payroll Processing Fees	1,918.27
Tips	12,529.80
Total Payroll Expenses	**108,390.19**
Postage / Shipping	79.91
QuickBooks Payments Fees	8.65
Reimbursable Expenses	11,745.28
Rent & Lease of Buildings	43,881.25
Repairs & Maintenance	11,965.01
Security Expense	3,076.30
Square Fees	15,806.66
Sub-Contractors	100,499.91

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss
January - December 2023

	TOTAL
Tap Room Supplies	81.99
Props	4,373.36
Total Tap Room Supplies	**4,455.35**
Taxes & Licenses	18,582.20
Beer License & Permits	80.00
Malt Beverage Tax	1,405.94
Property Taxes	4,479.13
Total Taxes & Licenses	**24,547.27**
Tools & Equipment	407.65
Equipment Rental	793.96
Total Tools & Equipment	**1,201.61**
Travel	10,345.04
Uniforms / Costumes	80.67
Utilities	48,366.56
Phone	5,098.37
Total Utilities	**53,464.93**
Vehicles Expenses	375.00
Auto Fuel	3,422.17
Parking	16.75
Total Vehicles Expenses	**3,813.92**
Website / Internet	948.93
Total Expenses	**$625,924.27**
NET OPERATING INCOME	**$ -240,910.28**
Other Income	
Interest Earned	0.82
Investment Income - Ta-Da	37,614.00
Total Other Income	**$37,614.82**
Other Expenses	
Amortization Expense	2,646.67
Depreciation	67,958.70
Total Other Expenses	**$70,605.37**
NET OTHER INCOME	**$ -32,990.55**
NET INCOME	**$ -273,900.83**

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-275,906.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-644.00
Cash Holdings	1,837.00
Cash Holdings - Bircus on Pike	1,888.00
Credit Card Holdings	34,078.62
Credit Card Holdings - Bircus on Pike	1,246.56
Inventory Asset	0.00
Inventory on Elm:Brewery Production /Supplies & Materials	-1,018.68
Inventory on Elm:Brewery Production /Supplies & Materials:Beer - Work In Progress	1,883.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Bircus Beer	137.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Kegged Seltzer	195.00
Inventory on Elm:Brewery Production /Supplies & Materials:Liquid Inventory / Packaged Canned Beer	69.00
Inventory on Elm:Brewery Production /Supplies & Materials:Packaging	3,817.00
Inventory on Elm:Brewery Production /Supplies & Materials:Production Site Ingredients	5,637.00
Inventory on Elm:Retail Beverages	320.00
Inventory on Elm:Retail Cider	67.36
Inventory on Elm:Retail Food	55.00
Inventory on Elm:Retail Merchandise Inventory	468.50
Inventory on Elm:Retail Wine & Spirits	107.82
Inventory on Pike (deleted)	1,141.00
Investment -Ta-Da	-37,614.00
Uncategorized Asset	0.00
Accumulated Depreciation Fixed Assets	67,958.70
Accumulated Amortization of Other Assets	2,646.67
Accounts Payable (A/P)	2,650.00
Discover Credit Card #5454/ #8033	20.92
Investment Convertible Loan BASHAM	112,500.00
Kentucky Department of Revenue Payable	0.00
KY Sales Tax Payable	5,449.63
Payable to Circus Mojo	-4,630.00
Payable to High Hope Lucky Lu	-36,104.57
Payable to High Hope Lucky Lu:Heritage High Hope LOC #351137568	-25,203.29
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu #7556 Mortgage	-8,973.81
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu #7567 Marque	-7,220.82
Payable to Paul Miller	-32,246.87
Payable to Ta-Da Opp Fund	195,131.25
Payable to Tony Stevers	7,429.00
Payroll Liabilities	-595.91
Short Term Loans	3,575.00
Square Gift Card	115.00
Square Loan Payable - Bircus on Pike	-16,593.37
Square Loan Payable - Bircus Taproom	-68,693.59
Tips Payable	0.00

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows
January - December 2023

	TOTAL
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**210,885.12**
Net cash provided by operating activities	**$ -65,021.71**
INVESTING ACTIVITIES	
Furniture & Fixtures	-2,165.58
Machinery & Equipment:Ekos Brewmaster Software	-1,617.00
Intangible Assets	-5,000.00
Security Lease Deposit	14,250.00
Net cash provided by investing activities	**$5,467.42**
FINANCING ACTIVITIES	
Channel Partners Contract #53883-1M	-77,817.35
Channel Partners Contract #69020-1M	4,881.58
ELEASE Lease Liability	-24,680.25
Cash Investors Common Units $1,000/unit	-50,000.00
Equity Trust Company	-49,500.00
North Capital Private Securities Investors	-75,215.00
Opening Balance Equity	0.00
Retained Earnings	261,425.00
Net cash provided by financing activities	**$ -10,906.02**
NET CASH INCREASE FOR PERIOD	**$ -70,460.31**
Cash at beginning of period	46,418.19
CASH AT END OF PERIOD	**$ -24,042.12**

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet Summary

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	-24,312.12
Accounts Receivable	0.00
Other Current Assets	54,619.82
Total Current Assets	**$30,307.70**
Fixed Assets	384,740.91
Other Assets	23,271.27
TOTAL ASSETS	**$438,319.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	0.00
Credit Cards	11,818.57
Other Current Liabilities	594,257.15
Total Current Liabilities	**$606,075.72**
Long-Term Liabilities	487,437.19
Total Liabilities	**$1,093,512.91**
Equity	-655,193.03
TOTAL LIABILITIES AND EQUITY	**$438,319.88**